
08054509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 0 - 25454

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement
Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6/27/08

Linda Brower
Linda S. Brower, Trustee

Item 4. Plan Financial Statements and Schedules

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2007 and 2006, Supplemental Schedules as of and for the year ended December 31, 2007, Report of Independent Registered Public Accounting Firm and Consent of Independent Registered Public Accounting Firm are attached as exhibits beginning on page E-1.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit		Page
1.	Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2007 and 2006, Supplemental Schedules as of and for the year ended December 31, 2007 and Report of Independent Registered Public Accounting Firm	E-1
2.	Consent of Moss Adams LLP	E-2

Exhibit 1

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements as of and for the years ended December 31, 2007 and 2006,
Supplemental Schedules as of and for the year ended December 31, 2007
and Report of Independent Registered Public Accounting Firm

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedules as of and for the Year Ended December 31, 2007 and Report of Independent Registered Public Accounting Firm

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 26, 2008

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	$ 28,219,890	$ 35,184,221
Index funds	5,772,687	5,634,758
	33,992,577	40,818,979
Investments at estimated fair value:		
Certificates of deposit	44,969,968	44,786,627
Repurchase agreements	10,003,356	8,111,677
Cash and cash equivalents	2,832,522	1,349,775
	57,805,846	54,248,079
NET ASSETS AVAILABLE FOR BENEFITS	$ 91,798,423	$ 95,067,058

SEE NOTES TO FINANCIAL STATEMENTS

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
Net appreciation (depreciation) of investments	$ (2,317,372)	$ 1,487,795
Interest earned on investments	2,804,428	2,378,646
Cash dividends on common stock	1,217,796	1,255,207
Contributions:		
Employer	3,208,180	2,649,320
Employee	1,902,954	1,637,488
Rollovers	408,111	66,703
Total contributions	5,519,245	4,353,511
Total additions	7,224,097	9,475,159
DEDUCTIONS:		
Benefits paid to participants	10,448,129	7,736,355
Index funds expenses	44,603	49,758
Total deductions	10,492,732	7,786,113
NET CHANGE	(3,268,635)	1,689,046
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	95,067,058	93,378,012
End of year	$91,798,423	$95,067,058
SEE NOTES TO FINANCIAL STATEMENTS		

1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (the "Company") Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a profit sharing plan which includes an Employee Stock Ownership Plan ("ESOP") component and a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock ("Company common stock").

Contributions—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits ($15,500 for 2007, plus a "catch-up" amount of $5,000 for 2007 for those who have attained age 50) to their 401(k) account. All new employees are automatically enrolled, unless they opt out, for a 1% participant contribution to their 401(k) account, specifically directed to the "Growth and Income" fund within the index funds investment option (see description below). Company contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Company contributions totaled 11% of participants considered earnings for the years ended December 31, 2007 and 2006. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $45,000. As the plan pooled investments (see description on next page) include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 7 include the entire balance of the plan pooled investments.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

Investment Options—The Plan has established four accounts to which contributions are directed and three investment options:

a. *Accounts*—

- Participant contribution account—after-tax contributions of a participant initially invested in plan pooled investments and provides participants the ability to transfer to the ESOP account at two designated dates per year

- 401(k) account—tax-deferred contributions of a participant

- ESOP account—contributions of a participant and vested Company contributions

- Company account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in plan pooled investments and provides participants the ability to transfer fully vested amounts to either the ESOP account at two designated dates per year, or to the 401(k) account monthly

b. *Investments*—

- Company stock—funds transferred to the ESOP account as authorized by the participant and invested in Company common stock

- Plan pooled investments—funds invested primarily in certificates of deposit and repurchase agreements as directed by the trustees

- Index funds—funds within the 401(k) account, directed by the participant, and invested in various index funds

ESOP Account—At least twice per year, from January 15 to January 31 and from July 15 to July 31, a participant may elect to transfer a portion of his or her vested Company account, 401(k) account, and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. Amounts not invested in Company common stock are invested in plan pooled investments. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have cash dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

Vesting—Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than six years of continuous service. Participants who have completed six or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

Service Year Completed	Percentage Vested
1	– %
2	20
3	40
4	60
5	80
6 or more	100

Forfeitures—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants reenter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2007 and 2006, forfeited nonvested accounts totaled $337,696 and $418,985, respectively.

Benefits—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the joint life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Trustees and Administrators of the Plan—The Plan is administered by the trustees appointed by the Board of Directors of the Company. Trustees of the Plan are Linda S. Brower, Michael R. Bush, and Robert C. Zirk, all employees of the Company, as required by the Plan.

Administrative Expenses—Administrative expenses related to the index funds investment option are paid by the participants who elect to invest in said option. All other expenses for administration of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The investment in Company common stock and all but the Stable Value Fund within the index funds investment option are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded. The other investments are stated at cost plus accrued investment income, which approximates fair value at December 31, 2007 and 2006. The Stable Value Fund, which is one of the index funds investment options and invests in investment contracts, had a balance of $213,040 and $291,645 at December 31, 2007 and 2006, respectively, and is stated at contract value, which approximates fair value. A reconciliation between the contract value and fair value for the Stable Value Fund is not presented due to the immaterial balance of the fund.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits—Benefits are recorded when paid.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal Savings, the Plan's sponsor. As such, these investments qualify as party-in-interest transactions as defined by ERISA. These investments are Washington Federal, Inc. common stock as well as Washington Federal Savings repurchase agreements and money market accounts.

6. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

	2007	2006
Washington Federal, Inc. common stock (1,336,802 and 1,495,292 shares)	$28,219,890	$35,184,221
Certificates of deposit (yield):		
IndyMac, 5.50%, due June 10, 2008 (5.64%) *	7,285,165	6,897,870
US Bank, 5.00%, due June 9, 2009 (5.00%) *	7,046,620	6,705,019
Treasury Bank, 5.55%, due June 30, 2011 (5.70%) *	5,432,191	5,140,869
USAA, 4.37%, due April 30, 2009 (4.46%) *	4,693,350	
IndyMac, 3.92%, matured January 2, 2007 (4.00%) *		6,375,471
Repurchase agreement (yield):		
Washington Federal, 5.12%, matured June 4, 2007 (5.25%) *		5,926,088
State Street Global Advisors index funds	5,772,687	5,634,758
* Nonparticipant-directed		

The Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value by $(2,317,372) and $1,487,795 in 2007 and 2006, respectively, and was allocated as follows:

	2007	2006
Washington Federal, Inc. common stock	$ (2,610,901)	$ 887,920
Index funds	293,529	599,875
	$ (2,317,372)	$ 1,487,795

Certificates of deposit at December 31, 2007 and 2006, consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 4.42% to 6.01% and 3.32% to 5.75%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

	2007	2006
Net assets:		
Certificates of deposit	$44,969,968	$44,786,627
Repurchase agreements	10,003,356	8,111,677
Washington Federal Savings money market accounts	2,807,619	1,335,772
	$57,780,943	$54,234,076
Changes in net assets:		
Contributions	$ 4,877,056	$ 3,888,485
Interest earned on investments	2,803,243	2,377,558
Benefits paid to participants	(8,200,083)	(5,807,046)
Transfers from participant-directed investments	4,066,651	771,026
	$ 3,546,867	$ 1,230,023

* * * * * *

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Issue	(c) Description (Yield)	(d) Cost	(e) Fair Value
*	Washington Federal, Inc.	1,336,802 shares of common stock	**	$ 28,219,890
	Index funds:			
	State Street Global Advisors	Midcap 400 Fund	**	1,330,187
	State Street Global Advisors	S&P 500 Value Fund	**	844,011
	State Street Global Advisors	International Fund	**	689,250
	State Street Global Advisors	Equity Index Fund	**	652,229
	State Street Global Advisors	S&P 500 Growth Fund	**	535,952
	State Street Global Advisors	Russell 2000 Fund	**	466,540
	State Street Global Advisors	Government Bond Fund	**	296,837
	State Street Global Advisors	Money Market Fund	**	255,762
	State Street Global Advisors	Growth Fund	**	248,865
	State Street Global Advisors	Stable Value Fund	**	213,040
	State Street Global Advisors	Growth and Income Fund	**	207,500
	State Street Global Advisors	Income Plus Fund	**	32,514
				5,772,687
	Certificates of deposit:			
	IndyMac	5.50%, June 10, 2008 (5.64%)	6,691,367	7,285,165
	US Bank	5.00%, June 9, 2009 (5.00%)	5,900,000	7,046,620
	Treasury Bank	5.55%, June 30, 2011 (5.70%)	5,000,000	5,432,191
	USAA Federal Savings Bank	4.37%, April 30, 2009 (4.46%)	4,000,000	4,693,350
	Treasury Bank	5.26%, May 6, 2008 (5.40%)	3,165,465	3,262,077
	Frontier Bank	5.59%, July 11, 2008 (5.75%)	3,000,000	3,094,591
	Treasury Bank	5.31%, April 6, 2008 (5.45%)	2,806,976	2,889,079
	USAA Federal Savings Bank	4.80%, May 29, 2008 (4.91%)	2,092,803	2,368,022
	Key Bank	5.83%, October 13, 2017 (6.01%)	2,000,000	2,023,336
	Key Bank	5.46%, October 21, 2014 (5.61%)	2,000,000	2,021,832
	Key Bank	5.32%, October 19, 2012 (5.47%)	2,000,000	2,021,292
	IndyMac	5.38%, May 23, 2008 (5.51%)	1,300,000	1,416,287
	US Bank	4.42%, March 1, 2008 (4.42%)	1,250,000	1,416,126
				44,969,968
	Repurchase agreements:			
*	Washington Federal Savings	5.00%, October 15, 2008 (5.00%)	3,104,546	3,137,718
*	Washington Federal Savings	5.12%, July 7, 2008 (5.22%)	2,654,955	2,737,229
*	Washington Federal Savings	5.30%, August 18, 2008 (5.30%)	2,244,853	2,299,615
*	Washington Federal Savings	5.25%, February 4, 2008 (5.25%)	1,500,000	1,828,794
				10,003,356
	Cash and cash equivalents:			
*	Washington Federal Savings	Variable rate savings accounts	2,807,619	2,807,619
	Bank of New York	Registered money market mutual fund	24,903	24,903
				2,832,522
				$ 91,798,423

* Party-in-interest

** Historical cost not required as investment is participant-directed

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2007

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Proceeds Received Upon Maturity or Selling Price	(i) Net Gain or (Loss)
Single transactions:				
Washington Federal Savings*	Repurchase agreement, 5.25%, due February 4, 2008	$ 7,500,000	$ -	$ -
IndyMac	CD, 3.92%, due January 2, 2007		6,377,377	
Washington Federal Savings*	Repurchase agreement, 5.25%, due February 4, 2008		6,000,000	
Washington Federal Savings*	Repurchase agreement, 5.12%, due June 4, 2007		3,400,000	
Washington Federal Savings*	Repurchase agreement, 5.00%, due October 15, 2008	3,000,000		
Frontier Bank	CD, 5.59%, due July 11, 2008	3,000,000		
USAA Federal Savings Bank	CD, 3.74%, matured February 12, 2007		2,199,249	
Key Bank	CD, 5.32%, due October 19, 2012	2,000,000		
Key Bank	CD, 5.46%, due October 21, 2014	2,000,000		
Key Bank	CD, 5.83%, due October 13, 2017	2,000,000		
USAA Federal Savings Bank	CD, 3.32%, matured February 12, 2007		1,104,703	
USAA Federal Savings Bank	CD, 3.27%, matured December 31, 2006		1,102,928	
Series of transactions:				
Washington Federal Savings*	Variable rate savings accounts	20,190,756	21,633,875	

*Party-in-interest

Exhibit 2

Consent of Moss Adams LLP

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-20191, 333-51143, 333-46588, and 333-119329) on Form S-8 of Washington Federal Savings Bank of our report dated June 26, 2008, with respect to the financial statements and supplemental schedules of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan as of December 31, 2007 and 2006 and for the years then ended, included in this annual report on Form 11-K.

Moss Adams LLP

Seattle, Washington
June 26, 2008

END